EXHIBIT 12

SARA LEE CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions except ratios)

	Years Ended
	July 2 2011(1)	July 3 2010(2)	June 27 2009(3)	June 28 2008(4)	June 30 2007(5)
Fixed charges:
Interest expense - continuing operations (6)	$117	$138	$161	$178	$253
Interest expense - discontinued operations (6)	9	10	9	12	11
Interest portion of rental expense	42	47	48	49	48

Total fixed charges before capitalized interest and preference security dividends of consolidated subsidiaries	168	195	218	239	312
Preference security dividends of consolidated subsidiaries	—	—	—	—	—
Capitalized interest	11	10	10	18	21

Total fixed charges	$179	$205	$228	$257	$333

Earnings available for fixed charges:
Income (loss) from continuing operations before income taxes	$487	$706	$298	($254)	$113
Less undistributed income in minority owned companies	—	—	(1)	(1)	(1)
Add minority interest in majority-owned subsidiaries	—	—	—	—	—
Add amortization of capitalized interest	9	10	11	11	9
Add fixed charges before capitalized interest and preference security dividends of consolidated subsidiaries	168	195	218	239	312

Total earnings available for fixed charges	$664	$911	$526	($5)	$433

Ratio of earnings to fixed charges	3.7	4.4	2.3	NM	1.3

(1)	During fiscal 2011, the corporation recorded a pretax charge of $105 million in connection with certain restructuring actitivies. Also during fiscal 2011, the corporation recognized non-cash impairment charges of $21 million.

(2)	During fiscal 2010, the corporation recorded a pretax charge of $84 million in connection with certain restructuring activities. Also during fiscal 2010, the corporation recognized non-cash impairment charges of $28 million and recognized income of $133 million from contingent sales proceeds related to the disposal of its European tobacco business in 1999.

(3)	During fiscal 2009, the corporation recorded a pretax charge of $99 million in connection with certain restructuring activities. Also during fiscal 2009, the corporation recognized non-cash impairment charges of $314 million and recognized income of $150 million from contingent sales proceeds related to the disposal of its European tobacco business in 1999.

(4)	During fiscal 2008, the corporation recorded a pretax charge of $36 million in connection with certain restructuring activities. Also during fiscal 2008, the corporation recognized non-cash impairment charges of $851 million and recognized income of $130 million from contingent sales proceeds related to the disposal of its European tobacco business in 1999.

(5)	During fiscal 2007, the corporation recorded a pretax charge of $90 million in connection with certain restructuring activities. Also during fiscal 2007, the corporation recognized non-cash impairment charges of $152 million and recognized income of $120 million from contingent sales proceeds related to the disposal of its European tobacco business in 1999.

(6)	Excludes interest on uncertain tax positions.